Delta Air Lines, Inc.
P.O. Box 20574
Atlanta, Georgia 30320-2574

May 14, 2009

VIA EDGAR CORRESPONDENCE

Ms. Claire Erlanger
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delta Air Lines, Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 001-05424

Dear Ms. Erlanger:

Pursuant to our telephone conversation today with respect to the Staff’s comment letter dated May 7, 2009 regarding the above-referenced Form 10-K, we will file our response no later than June 5, 2009.

If there are questions regarding this matter, please call me at (404) 715-2476.

Very truly yours, /s/ Leslie P. Klemperer Leslie P. Klemperer Vice President-Deputy General Counsel and Secretary